Exhibit (a)(47)

Exhibit (d)(32)

10 CV 4481

UNITED STATES DISTRICT COURT SOUTHERN DISTRICT OF NEW YORK

x
ALAN G. STEVENS, Individually and on	:	Civil Action No.
Behalf of All Others Similarly Situated,	:
	:	CLASS ACTION
Plaintiff,	:
	:	COMPLAINT FOR VIOLATION OF §14(e)
vs.	:	OF THE SECURITIES EXCHANGE ACT
	:	OF 1934
SEMBCORP UTILITIES PTE LTD.,	:
:
Defendant.	:
	x	DEMAND FOR JURY TRIAL

Plaintiff Alan G. Stevens for his Complaint against defendant Sembcorp Utilities Pte Ltd. (“Sembcorp”) alleges as follows:

INTRODUCTION

1. Plaintiff brings this action individually and as a class action on behalf of all persons who held shares of the common stock of Cascal N.V. (“Cascal” or the “Company”) on May 21, 2010, and their successors in interest, for defendant Sembcorp’s failure to disclose material information in the tender offer materials filed with the United States Securities and Exchange Commission (“SEC”) and publicly disseminated in connection with the tender offer by Sembcorp for Cascal.

JURISDICTION AND VENUE

2. This Court has jurisdiction over this action pursuant to §27 of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §78aa, and 28 U.S.C. §1331. The claims asserted herein arise under §14(e) of the Exchange Act of 1934, 15 U.S.C. §78n(e).

3. Venue is properly laid in this judicial district because the acts and transactions constituting the violations of federal law complained of herein have occurred in this District, including the dissemination of a May 21, 2010 Schedule TO Tender Offer Statement and Offer to Purchase (“Offer to Purchase”) to residents of New York through the means and instrumentalities of interstate commerce and the mails.

PARTIES

4. Plaintiff Alan G. Stevens is and has been since prior to the announcement of the proposed transaction described herein, the owner of shares of common stock of Cascal.

5. Defendant Sembcorp is a private company limited by shares, incorporated under the laws of Singapore and a wholly owned subsidiary of Sembcorp Industries Ltd., a public company limited by shares, incorporated under the laws of Singapore and listed on the main board of the Singapore Exchange.

CLASS ACTION ALLEGATIONS

6. Plaintiff brings this action individually on his own behalf and as a class action on behalf of all persons who held shares of Cascal common stock (except defendant herein, any person, firm, trust, corporation or other entity in which defendant has a controlling interest, the officers and directors of any such entity, and the legal representatives or assigns of any such excluded party) on May 21, 2010, and their successors in interest, who are being and will be harmed by defendant’s actions described below.

7. This action is properly maintained as a class action under Fed. R. Civ. P. 23(b)(1) and 23(b)(2).

8. The class is so numerous that joinder of all members is impracticable. As of December 31, 2009, there were 30,581,343 shares of common stock issued and outstanding.

9. A class action is superior to other methods for the fair and efficient adjudication of the claims herein asserted, and no unusual difficulties are likely to be encountered in the management of this action as a class action.

10. There are common questions of law and fact affecting the members of the class. Among the questions of law and fact common to the class which predominate over questions affecting individual class members are, inter alia, the following:

(a) Whether the federal securities laws have been violated by defendant’s acts as alleged herein;

(b) Whether the Offer to Purchase for the transaction at issue here contains material misrepresentations or omissions; and

(c) Whether plaintiff and the members of the class have been damaged and what is the proper measure of damages.

11. Plaintiff’s claims are typical of the claims of the class because the harm suffered and will be suffered by plaintiff and the other class members was caused by the same false and misleading statements made by defendant. Plaintiff does not have interests antagonistic to or in conflict with the class.

12. Plaintiff will fairly and adequately protect the interests of the class. He has retained competent counsel experienced in class action litigation under the federal securities laws to further ensure such protection and intends to prosecute this action vigorously.

13. Class certification would be appropriate here under Fed. R. Civ. P. 23(b)(1) because the inconsistency of varying adjudications would establish incompatible standards of conduct for the defendant and/or would substantially impede the ability of other members of the class to protect their interests in this matter.

SUBSTANTIVE ALLEGATIONS

Background to the Offer to Purchase

14. Cascal, formed in April 2000, is a New York Stock Exchange listed company which invests in and operates water and wastewater systems. In a typical water project, the Company collects raw water from surface and groundwater sources, treats the water to meet the required standards, and then supplies the treated water through a distribution network to its customers’ premises. In a typical wastewater project, Cascal collects the wastewater from its customers’ premises, treats the wastewater to meet the required standards, and returns the treated water to the environment. The Company provides these services under long-term contracts or licenses that typically give it the right to provide its services within a defined territory. Cascal’s customers are predominantly homes and businesses representing a total population of approximately 4.3 million.

15. Up until January 2008, Biwater Investments Ltd. (“Biwater”) was the sole shareholder of Cascal. Biwater is a limited company existing under the laws of England & Wales.

16. In January 2008, Biwater completed an initial public offering of Cascal’s shares (the “IPO”), with the assistance of Credit Suisse as co-lead underwriter. After the IPO, Biwater became majority shareholder of Cascal, holding approximately 58.5% or 17,868,543 shares of the Company’s common stock issued and outstanding.

17. In or around July 2008, facing significant financial distress, Biwater decided to explore a sale of its entire 58.5% stake in Cascal (the “Biwater Stake”). In this regard, Biwater retained HSBC Bank plc (“HSBC”) as its financial advisor. HSBC was also the principal lender to Biwater.

18. Biwater asked Cascal for its cooperation. Cascal was wary of industry competitors misusing internal company information to gain advantage in a highly competitive market. Also, Cascal was concerned about insiders gaining access to the Company’s price-sensitive information and taking advantage of Cascal’s minority shareholders. Thus, to protect its position in the water services industry and to protect the Company’s minority shareholders, Cascal agreed to permit Biwater to share company information with potential buyers only pursuant to the executions of confidentiality agreements.

19. At this time, several interested buyers entered the sales process, including Sembcorp. When the sales process proceeded to the second stage, Sembcorp was not invited to participate. Sembcorp has not disclosed any additional details concerning their exclusion, including the reasons provided for the exclusion.

20. In or around spring 2009, Biwater decided to postpone the sales process of the Biwater Stake for a short period.

21. In or around September 2009, driven by a desire to reduce its debt and pressured by HSBC, Biwater decided to re-initiate a sale of the Biwater Stake.

22. Sembcorp indicated that it was interested in participating in the renewed sales process for the Biwater Stake. Sembcorp informed Biwater that it had retained Credit Suisse, which had previously underwritten the IPO for Cascal, as its financial advisor in its endeavor.

23. On or around October 15, 2009, Biwater again requested permission from Cascal to make the Company’s nonpublic information available to potential buyers. Cascal, having the same concerns as it did when Biwater first sought to sell its Stake, told Biwater that it would support a tightly controlled, competitive auction process of the Biwater Stake pursuant to confidentiality agreements.

24. Cascal entered into a letter agreement dated November 9, 2009 (the “Letter Agreement”) with Biwater permitting Biwater to disclose Cascal’s confidential information to specific potential buyers of the Biwater Stake only in accordance with the terms of the Letter Agreement and a separate non-disclosure agreement (the “NDA”) to be executed by Biwater and the potential buyer, which was attached as an exhibit to the Letter Agreement.

25. On or around November 9, 2009, Sembcorp signed the NDA which was the exhibit to the Letter Agreement. The NDA included a provision that limited Sembcorp’s use of the information provided to it solely for the purpose of evaluating a possible acquisition of the Biwater Stake. Following the signing of the NDA, Sembcorp gained access to Cascal’s nonpublic company information.

26. Sembcorp soon became interested in an acquisition of the entire Company, not just the Biwater Stake. Sembcorp has not disclosed any additional details regarding its change in interest, including the cause and reasons for the change, any negotiations with Biwater in connection with the change, and what analysis, if any, Sembcorp conducted in terms of whether its further actions would violate the terms of the NDA.

27. In or around December 2009, Sembcorp obtained an agreement from Biwater for exclusive negotiations until January 31, 2010 and for its assistance in determining the best way to approach the Cascal’s Board of Directors (the “Board”). Sembcorp has not disclosed any additional details regarding its procurement of Biwater’s support, including details regarding the negotiations and the reasons for each party’s position.

28. In or around February 2010, Sembcorp obtained an agreement from Biwater to extend the exclusivity period to March 7, 2010, and to provide a fee of $1 million in the event Biwater did not enter into or offer to enter into a binding agreement with Sembcorp in which Biwater would irrevocably tender its Biwater Stake pursuant to a tender offer by Sembcorp. Sembcorp also obtained an agreement from Biwater that its two directors on the Board of Cascal would support Sembcorp’s offer, and that Biwater would to continue providing assistance to Sembcorp in obtaining the support of the rest of the Board. Sembcorp has not disclosed any additional details regarding its procurement of Biwater’s continuing support, including the support of two directors, Biwater’s agreement to tender, and Biwater’s agreement to a fee, including details regarding why the exclusivity period was continued, and details concerning the negotiations and the reasons for each party’s position.

29. On March 1, 2010, Sembcorp met with Cascal’s Board and informed it that Sembcorp was interested in making a tender offer to acquire all of the Company’s issued and outstanding shares at a price somewhere in the range of $6.50 to $7.00 per share.

30. The Board (via Special Committee) rejected Sembcorp’s offer.

31. Thereafter, Sembcorp conferred with Biwater and HSBC, who advised Sembcorp to propose a fixed offer price instead of a range of per share offer prices. Sembcorp has not disclosed any additional information regarding Biwater’s and HSBC’s recommendation to Sembcorp, including the reasons for the recommendation.

32. On March 7, 2010, Sembcorp submitted a letter to the Board indicating its interest in making a tender offer to acquire all of Cascal’s issued and outstanding shares at $6.75 per share. Sembcorp’s offer was conditioned on, among other things, Biwater’s agreement to provide an irrevocable undertaking to tender its shares, the Board’s agreement to recommend the tender offer, a minimum condition of validly tendered and not withdrawn shares, and an extension of the exclusivity period. Sembcorp has not disclosed any additional information regarding the conditions attached to its tender offer, including whether the source of the conditions was Sembcorp, Biwater and/or HSBC.

33. The Special Committee rejected Sembcorp’s offer.

34. Sembcorp continued its negotiations with Biwater, who agreed to extend the exclusivity period three more times. Sembcorp has not disclosed any additional details regarding Biwater’s repeated grants of exclusivity, including details regarding the negotiations concerning same.

35. On or about April 26, 2010, Sembcorp filed with the SEC a Schedule 13D (the “Schedule 13D”) in which it announced that it would be making a tender offer for all of Cascal’s shares within 20 days (the “Tender Offer”). The Tender Offer is two-tiered, and provides for an offer price of $6.75 per share in the event that 80% of Cascal’s issued and outstanding shares being validly tendered (the “80% Condition”) and an offer price of $6.40 per share in the event the 80% Condition is not met but Biwater’s shares were tendered. Sembcorp has not disclosed any additional details regarding the negotiations of the Tender Offer, including who first proposed the two-tiered structure, and negotiations and reasons regarding same.

36. At the same time, Sembcorp announced that it had entered into an agreement with Biwater, pursuant to which Biwater agreed to tender and not withdraw its 58.5% ownership of Cascal’s stock to Sembcorp, vote against any competing transaction, and not to solicit, negotiate or enter into any competing transaction (“Stockholder Support Agreement”). Sembcorp has not disclosed any additional details regarding the negotiations of the Stockholder Support Agreement with Biwater, including why each party agreed to same.

37. Cascal, in determining that the Tender Offer was inadequate to the holders of shares other than Biwater and not in the best interests of the Company’s stockholders, stated that the Board believed: “Biwater agreed to sell the Biwater Stake as a result of the significant financial distress of Biwater and BHL and as a direct result of pressure exerted by its principal lender, HSBC, which also acted as its financial advisor in negotiating the sale to Sembcorp.”

38. Since April 26, 2010, Cascal attempted to initiate discussions with Sembcorp at least three times to negotiate an improved transaction, but Sembcorp has refused to discuss any change in terms of the Tender Offer.

39. On June 1, 2010, Cascal issued a press release which stated in part:

The offer grossly undervalues the strength and consistency of Cascal’s historical operational and financial results and the fact that management has successfully and consistently executed our plan to grow both organically and through strategic acquisitions,” said Michael Wager, spokesperson for Cascal. “It should also be noted that we have reached out to Sembcorp on three separate occasions in the last month to negotiate improved terms for stockholders, only to have them refuse to come to the table. In light of Sembcorp’s actions, we are actively holding discussions and negotiating strategic alternatives that we hope can result in a superior transaction for stockholders of Cascal.

The Cascal Litigation

40. On April 30, 2010, Cascal commenced litigation against Sembcorp and Biwater in the United States District Court for the Southern District of New York (the “Cascal Litigation”) based on Sembcorp’s and Biwater’s actions in connection with Letter Agreement and the NDA.

41. Specifically, Cascal alleged that Sembcorp breached the NDA by using Cascal’s confidential information beyond the agreed-to scope. Cascal also alleged that Sembcorp violated or will violate federal securities law because its announcement of the Tender Offer and its intent to commence it while in possession of material nonpublic information amounted to “trading” or “purchas[ing] or sell[ing]” on the basis of insider information.

42. Cascal alleged that Biwater breached the Letter Agreement by permitting Sembcorp to breach the terms of the NDA. Cascal additionally alleged that Biwater aided and abetted Sembcorp’s violations of federal securities law.

43. On May 19, 2010, the United States District Court for the Southern District of New York denied Cascal’s motion for preliminary injunction.

44. Cascal issued the following statement: “Although we are disappointed, the court’s ruling presents us with an opportunity to potentially challenge the offer once it has been official declared. We are also heartened the court acknowledged that shareholders may have their own legal remedy.”

45. Since the Cascal Litigation, Cascal filed an application with the Court of Appeals Amsterdam Enterprise Chamber on June 2, 2010, requesting that the court grant preliminary relief in order to protect the interest of Cascal’s minority shareholders. As noted in an article on the PR Newswire, dated June 3, 2010: “Cascal has serious objections to the Offer, including: the manner in which the Offer was prepared, the below market value assigned to Cascal shares and the Offer structure. The Company also objects to the unconditional and irrevocable terms Biwater accepted by agreeing to tender its Cascal shares to Sembcorp.”

The False and Misleading Offer to Purchase

46. On May 21, 2010, Sembcorp filed its Offer to Purchase containing the terms of the Tender Offer and the Stockholder Support Agreement.

47. The Offer to Purchase is false and misleading in that it contains numerous material omissions and misstatements as set forth below.

The Company’s Projections

48. The Offer to Purchase is false and misleading in that it provides the following “summary” of the financial projections purportedly “prepared by the Company’s management [and] made available to [Sembcorp] in late 2009,” on pages 25-26 of the Offer to Purchase:

Financial Projections – Income Statement

YE March (US$m)	2009 Actual	2010 Forecast	2011 Forecast	2012 Forecast	2013 Forecast
Total turnover	163.4	173.1	189.7	202.8	213.6
Total operating expenses	(104.3)	(113.1)	(121.1)	(127.1)	(131.5)
EBITDA	59.1	59.9	68.6	75.7	82.1
EBIT	36.8	35.5	40.1	45.1	51.6
Profit before tax	33.1	27.3	27.9	32.8	40.0
Net profit	17.8	22.1	18.9	22.4	27.3

49. At the same time, the Offer to Purchase fails to disclose: (i) whether the “summary” of projections was relied on by Sembcorp and/or its financial advisor in developing the terns of its Tender Offer; (ii) whether the projections supported or did not support the Tender Offer consideration; (iii) any underlying documents and analysis in connection with the “summary”; (iv) whether the “summary” was supported or not supported by other company financial information made available to Sembcorp; and (v) whether those projections were the sole projections provided to Sembcorp by the Company, or whether later updated and/or additional projections were provided to Sembcorp.

50. These omissions from the Offer to Purchase rendered the “summary” of the Company’s financial projections materially misleading because it was the sole financial information disclosed to Cascal’s shareholders, Cascal was privy to company information at various times as it was also involved in an earlier attempt by Biwater to sell its Biwater Stake, and absent disclosure of the significance and/or staleness of the Company’s projections, shareholders are misled into believing that the summary analysis actually reflected the most up-to-date financial information for Cascal, and was used to support the terms of Sembcorp’s Tender Offer.

51. In order to render the foregoing not misleading, Sembcorp should have expressly disclosed in the Offer to Purchase, at a minimum: (i) that the financial projections were the most recent or up-to-date projections made available to it; and (ii) that the financial projections were relied on by Sembcorp’s and supported the valuation performed by Sembcorp’s financial advisor.

52. Sembcorp knew that by disclosing only a summary of one set of financial projections, it would make those projections misleading because it had in its possession nonpublic financial information about the Company it received during its pursuit of the Biwater Stake that was not available to the Company’s shareholders, and had used such information in developing the terms of its Tender Offer.

The Negotiations Leading Up to the Tender Offer Between Sembcorp, Biwater and HSBC

53. The Offer to Purchase was false and misleading in that it makes numerous material omissions about the process leading up the Tender Offer in its “Background of the Offer” section on pages 27-35 as described, supra, in ¶¶14-45.

54. For instance, the Offer to Purchase fails to disclose: (i) why Sembcorp was not invited to the second stage of the sales process of the Biwater Stake in the summer of 2009 and why it was invited back in the fall of 2009; (ii) the potential conflicts of interest that faced Credit Suisse, Sembcorp’s financial advisor who had previously underwritten the IPO for Cascal; (iii) why Sembcorp became interested in the purchase of the entire Company rather than just the Biwater Stake; (iv) whether Sembcorp conducted an analysis as to whether its pursuit of the entire Company would be in breach of the NDA; (v) why Biwater supported Sembcorp’s attempts to purchase the entire Company; (vi) the potential conflicts of interest faced by Biwater’s financial advisor, who was also its principal lender; (viii) why Biwater continued to grant Sembcorp exclusivity, give Sembcorp advice on how to approach the Board, and support the Tender Offer and whether Biwater’s financial advisor was placing any pressure on Biwater in this regard; (ix) the negotiations and parties’ position on the terms of the Tender Offer including the two-tiered structure and the agreement of Biwater to the Stockholder Support Agreement; and (x) why Sembcorp refused to discuss any change in terms of its Tender Offer with Cascal.

55. The foregoing omissions render the “Background of the Offer” section of the Offer to Purchase materially misleading because absent disclosure of this information shareholders are misled into believing that Sembcorp and Biwater engaged in arms’-length negotiations leading up to the terms of the Tender Offer, and are not informed about the full extent of the conflicts of interest that tainted the process leading up to the Tender Offer, Biwater’s motives for supporting the Tender Offer, including its desire to relieve itself from financial distress and pressures exerted by HSBC, and the value of the Company’s assets being transferred to Sembcorp.

56. Sembcorp knew that by failing to disclose the above information (which information is available only to Sembcorp, and not to the Company’s shareholders), it would make the description of the “Background of the Offer” section misleading by giving the Company’s shareholders a false impression that the terms of the Tender Offer was developed pursuant to a robust and fair process.

The Cascal Litigation

57. The Offer to Purchase is false and misleading in that it describes the Cascal Litigation as follows on page 4, and repeated on page 35 and 53:

On May 19, 2010, after considering all of the evidence presented by the parties, including the sworn declarations of key individuals, Judge Kaplan concluded, among other things, that based on the record before the court there was no likelihood of the Company succeeding on its legal claims. The court then denied the Company’s motion for a preliminary injunction and cleared the way for the Offer to go forward.

58. This statement is materially misleading because the statements misrepresent the practical effect of the finding of the court. As discussed above, the Cascal Litigation was based on narrow legal grounds, and involved defendant’s use of confidential information. The Cascal Litigation did not analyze the substantive fairness of the terms of the Tender Offer and did not resolve whether the Tender Offer was coercive or unfair to the Company’s shareholders.

59. In order to render the foregoing not misleading, Sembcorp should have expressly disclosed in the Offer to Purchase, at a minimum, that the court acknowledged that shareholders may have their own legal remedy against the Tender Offer.

60. Sembcorp knew, via its participation in the Cascal Litigation, that failing to disclose the above information would make its statements regarding the Cascal Litigation misleading by giving the Company’s shareholders a false impression that the court analyzed and/or approved the substantive terms of the Tender Offer.

CLAIM FOR RELIEF

For Violation of §14(e) of the Exchange Act Against Defendant

61. Plaintiff repeats and realleges ¶¶1-60 as if fully set forth herein.

62. Section 14(e) of the Exchange Act provides that it is unlawful “for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in light of the circumstances in which they are made, not misleading … in connection with any tender offer.”

63. The Offer to Purchase constitutes communications made under circumstances reasonably calculated to result in the procurement of tenders from Cascal shareholders in favor of the Tender Offer.

64. The Offer to Purchase is materially misleading, as set forth above.

65. Material omissions are material to the Cascal shareholders’ decisions whether to tender their shares, particularly in light of the fact that they have no right to seek appraisal under Dutch law.

66. Absent declaratory and injunctive relief requiring adequate corrective disclosures, plaintiff and the class members will be irreparably harmed.

67. Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for judgment:

A. Certifying this action as a class action on behalf of Cascal’s public shareholders;

B. Declaring that defendant has violated §14(e) of the Exchange Act;

C. Preliminarily and permanently enjoining defendant or its agents from closing the Tender Offer until all necessary corrective disclosures have been made and adequately disseminated to Cascal’s shareholders;

D. Awarding plaintiff rescission or, in the alternative, rescissory damages;

E. Awarding plaintiff his reasonable attorneys’ fees and costs incurred in this action; and

F. Such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands trial by jury.

DATED: June 4, 2010	ROBBINS GELLER RUDMAN & DOWD LLP
SAMUEL H. RUDMAN
DAVID A. ROSENFELD

DAVID A. ROSENFELD

58 South Service Road, Suite 200 Melville, NY 11747 Telephone: 631/367-7100 631/367-1173 (fax)

ROBBINS GELLER RUDMAN & DOWD LLP
DARREN J. ROBBINS
RANDALL J. BARON
A. RICK ATWOOD, JR.
DAVID T. WISSBROECKER
EUN JIN LEE
655 West Broadway, Suite 1900
San Diego, CA 92101
Telephone: 619/231-1058
619/231-7423 (fax)

LAW OFFICES OF CURTIS V. TRINKO, LLP
CURTIS V. TRINKO
16 West 46th Street, 7th Floor
New York, NY 10036
Telephone: 212/490-9550
212/986-0158 (fax)

Attorneys for Plaintiff

CERTIFICATION OF NAMED PLAINTIFF

PURSUANT TO FEDERAL SECURITIES LAWS

I, ALAN G. STEVENS, hereby certify as follows:

1. I have reviewed the complaint prepared for me concerning Cascal N.V., to be brought under the federal securities laws, and have authorized the filing of such an action on my behalf.

2. Plaintiff did not purchase, or otherwise acquire, the securities of Cascal N.V. that are subject of this action, at the direction of plaintiff’s counsel, or in order to participate in any private action arising under the federal securities laws.

3. I am willing to serve as a representative party on behalf of the class, and will provide testimony at a deposition and/or at trial, if necessary.

4. Plaintiff’s transactions in the securities that are the subject of this litigation prior to May 21, 2010, which shares were all held as of May 21, 2010 and continuing to the date hereof, are listed in the chart below:

Purchase Date	Quantity	Price per Share
4/5/2010	100	$7.73
4/5/2010	400	$7.72
4/7/2010	500	$7.20
4/14/2010	500	$7.23
4/26/2010	1,000	$7.07
4/26/2010	1,500	$6.97
4/27/2010	4,000	$6.80
4/28/2010	200	$6.75
4/28/2010	500	$6.75
4/28/2010	1,800	$6.75
5/5/2010	4,500	$6.65
5/7/2010	200	$6.60
5/7/2010	4,800	$6.60

5. During the three years prior to the date hereof, plaintiff has not filed an action in which he has sought to serve, or has served, as a representative party for a class in any action filed under the federal securities laws.

6. Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond his pro rata share of any recovery, or as ordered or approved by the Court, including the award to a representative of reasonable costs and expenses (including lost wages) directly relating to the representation of the class.

I declare under penalty of perjury that the foregoing is true and correct to the best of my knowledge and belief. Executed this 4 day of June, 2010 at Atlanta, Georgia.

ALAN G. STEVENS

10 CV 4481

CIVIL COVER SHEET

JUN 07 2010

JS 44C/SDNY

REV. 1/2008

The JS-44 civil cover sheet and the information contained herein neither replace nor supplement the filling and service of pleadings or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for use of the Clerk of Court for the purpose of initiating the civil docket sheet.

PLAINTIFFS DEFENDANTS

ALAN G. STEVENS, Individually and on Behalf

of All Others Similarly Situated SEMBCORP UTILITIES PTE LTD.

ATTORNEYS (FIRM NAME, ADDRESS, AND TELEPHONE NUMBER) ATTORNEYS (IF KNOWN) Robbins Geller Rudman & Dowd, LLP

58 So. Service Road, Suite 200, Melville, NY 11747 (631) 367-7100

CAUSE OF ACTION (CITE THE U.S. CIVIL STATUTE UNDER WHICH YOU ARE FILING AND WRITE A BRIEF STATEMENT OF CAUSE) (DO NOT CITE JURISDICTIONAL STATUTES UNLESS DIVERSITY)

The claims asserted herein arise under §14(e) of the Securities and Exchange Act of 1934, 15 U.S.C. §78n(e).

Has this or a similar case been previously filed in SDNY at any time? No?☑ Yes?☐ Judge Previously Assigned

If yes, was this case Vol.☐ Invol. ☐ Dismissed. No ☐ Yes ☐ If yes, give date & Case No.

(PLACE AN ☒ IN ONE BOX ONLY) NATURE OF SUIT

TORTS ACTIONS UNDER STATUTES

CONTRACT

☐110 INSURANCE

☐120 MARINE

☐130 MILLER ACT

☐140 NEGOTIABLE INSTRUMENT

☐150 RECOVERY OF OVERPAYMENT & OF JUDGMENT

☐151 MEDICARE ACT

☐152 RECOVERY OF DEFAULTED STUDENT LOANS (EXCL VETERANS)

☐153 RECOVERY OF OVERPAYMENT OF VETERAN’S BENEFITS

☐160 STOCKHOLDERS SUITS

☐190 OTHER CONTRACT

☐195 CONTRACT PRODUCT LIABILITY

☐196 FRANCHISE

REAL PROPERTY

☐210 LAND CONDEMNATION

☐220 FORECLOSURE

☐230 RENT LEASE & EJECTMENT

☐240 TORTS TO LAND

☐245 TORT PRODUCT LIABILITY

☐290 ALL OTHER REAL PROPERTY

PERSONAL INJURY

☐310 AIRPLANE

☐315 AIRPLANE PRODUCT LIABILITY

☐320 ASSAULT, LIBEL & SLANDER

☐330 FEDERAL EMPLOYERS’ LIABILITY

☐340 MARINE

☐345 MARINE PRODUCT LIABILITY

☐350 MOTOR VEHICLE

☐355 MOTOR VEHICLE PRODUCT LIABILITY

☐360 OTHER PERSONAL INJURY

ACTIONS UNDER STATUTES

CIVIL RIGHTS

☐441 VOTING

☐442 EMPLOYMENT

☐443 HOUSING/ ACCOMMODATIONS

☐444 WELFARE

☐445 AMERICANS WITH DISABILITIES-EMPLOYMENT

☐446 AMERICANS WITH DISABILITIES-OTHER

☐440 OTHER CIVIL RIGHTS

PERSONAL INJURY

☐362 PERSONAL INJURY-MED MALPRACTICE

☐365 PERSONAL INJURY PRODUCT LIABILITY

☐368 ASBESTOS PERSONAL INJURY PRODUCT LIABILITY

PERSONAL PROPERTY

☐370 OTHER FRAUD

☐371 TRUTH IN LENDING

☐380 OTHER PERSONAL PROPERTY DAMAGE

☐385 PROPERTY DAMAGE PRODUCT LIABILITY

PRISONER PETITIONS

☐510 MOTIONS TO VACATE SENTENCE 20 USC 2255

☐530 HABEAS CORPUS

☐535 DEATH PENALTY

☐540 MANDAMUS & OTHER

☐550 CIVIL RIGHTS

☐555 PRISON CONDITION

FORFEITURE/PENALTY

☐610 AGRICULTURE

☐620 OTHER FOOD & DRUG

☐625 DRUG RELATED SEIZURE OF PROPERTY 21 USC 881

☐630 LIQUOR LAWS

☐640 RR & TRUCK

☐650 AIRLINE REGS

☐660 OCCUPATIONAL SAFETY/HEALTH

☐690 OTHER

LABOR

☐710 FAIR LABOR STANDARDS ACT

☐720 LABOR/MGMT RELATIONS

☐730 LABOR/MGMT REPORTING & DISCLOSURE ACT

☐740 RAILWAY LABOR ACT

☐790 OTHER LABOR LITIGATION

☐791 EMPL RET INC SECURITY ACT

IMMIGRATION

☐462 NATURALIZATION APPLICATION

☐463 HABEAS CORPUS-ALIEN DETAINEE

☐465 OTHER IMMIGRATION ACTIONS

BANKRUPTCY

☐422 APPEAL 28 USC 158

☐423 WITHDRAWAL 28 USC 157

PROPERTY RIGHTS

☐820 COPYRIGHTS

☐830 PATENT

☐840 TRADEMARK

SOCIAL SECURITY

☐861 HIA (1395ff)

☐862 BLACK LUNG (923)

☐863 DIWC/DIWW (405(g))

☐864 55ID TITLE XVI

☐865 RSI (405(g))

FEDERAL TAX SUITS

☐870 TAXES (U.S. Plaintiff or Defendant)

☐871 IRS-THIRD PARTY 26 USC 7609

OTHER STATUTES

☐400 STATE REAPPORTIONMENT

☐410 ANTITRUST

☐430 BANKS & BANKING

☐450 COMMERCE

☐460 DEPORTATION

☐470 RACKETEER INFLUENCED & CORRUPT ORGANIZATION ACT (RICO)

☐480 CONSUMER CREDIT

☐490 CABLE/SATELLITE TV

☐810 SELECTIVE SERVICE

☒850 SECURITIES/ COMMODITIES/ EXCHANGE

☐875 CUSTOMER CHALLENGE 12 USC 3410

☐890 OTHER STATUTORY ACTIONS

☐891 AGRICULTURAL ACTS

☐892 ECONOMIC STABILIZATION ACT

☐893 ENVIRONMENTAL MATTERS

☐894 ENERGY ALLOCATION ACT

☐895 FREEDOM OF INFORMATION ACT

☐900 APPEAL OF FEE DETERMINATION UNDER EQUAL ACCESS TO JUSTICE

☐950 CONSTITUTIONALITY OF STATE STATUTES

Check if demanded in complaint:

☒CHECK IF THIS IS A CLASS ACTION UNDER F.R.C.P. 23

DO YOU CLAIM THIS CASE IS RELATED TO A CIVIL CASE NOW PENDING IN S.D.N.Y.? IF SO, STATE:

DEMAND $ OTHER JUDGE Lewis A. Kaplan DOCKET NUMBER 10-cv-3613

Check YES only if demanded in complaint

JURY DEMAND:☑ YES ☐ NO NOTE: Please submit at the time of filing an explanation of why cases are deemed related.

(PLACE AN x IN ONE BOX ONLY) ORIGIN

☑ 1 Original Proceeding ☐ 2a. Removed from State Court ☐ 3 Remanded from Appellate Court ☐ 4 Reinstated or Reopened ☐ 5 Transferred from (Specify District) ☐ 6 Multidistrict Litigation ☐ 7 Appeal to District Judge from Magistrate Judge Judgment

☐ 2b. Remove from State Court AND at least one party is pro se.

(PLACE AN x IN ONE BOX ONLY) BASIS OF JURISDICTION IF DIVERSITY, INDICATE CITIZENSHIP BELOW. (28 USC 1322, 1441)

☐ 1 U.S. PLAINTIFF ☐ 2 U.S. DEFENDANT ☑ 3 FEDERAL QUESTION (U.S. NOT A PARTY) ☐ 4 DIVERSITY

CITIZENSHIP OF PRINCIPAL PARTIES (FOR DIVERSITY CASES ONLY)

(Place an ☒ in one box for Plaintiff and one box for Defendant)

PTF DEF PTF DEF PTF DEF

CITIZEN OF THIS STATE ☐1 ☐1 CITIZEN OR SUBJECT OF A ☐3 ☐3 INCORPORATED and PRINCIPAL PLACE ☐5 ☐5

FOREIGN COUNTRY OF BUSINESS IN ANOTHER STATE

CITIZEN OF ANOTHER STATE ☐ 2 ☐2 INCORPORATED or PRINCIPAL PLACE ☐4 ☐4 FOREIGN NATION ☐ 6 ☐6

OF BUSINESS IN THIS STATE

PLAINTIFF(S) ADDRESS(ES) AND COUNTY(IES)

2865 Lenox Road, N.E.

Suite 607

Atlanta, Georgia 30324

(Cobb County)

DEFENDANT(S) ADDRESS(ES) AND COUNTY(IES)

30 Hill Street #05-04,

Singapore 179360

DEFENDANT(S) ADDRESS UNKNOWN

REPRESENTATION IS HEREBY MADE THAT, AT THIS TIME, I HAVE BEEN UNABLE, WITH REASONABLE DILIGENCE, TO ASCERTAIN THE RESIDENCE ADDRESSES OF THE FOLLOWING DEFENDANTS:

Check one: THIS ACTION SHOULD BE ASSIGNED TO: ☐ WHITE PLAINS ☑ MANHATTAN

(DO NOT check either box if this a PRISONER PETITION.)

DATE 06/04/10 SIGNATURE OF ATTORNEY OF RECORD

RECEIPT # DAR

ADMITTED TO PRACTICE IN THIS DISTRICT

☐ NO

☒ YES (DATE ADMITTED Mo. 04 Yr. 2000)

Attorney Bar Code # DR7564

Magistrate Judge is to be designated by the Clerk of the Court.

Magistrate Judge is so Designated.

J. Michael McMahon, Clerk of Court by Deputy Clerk, DATED.

UNITED STATES DISTRICT COURT (NEW YORK SOUTHERN)